Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

CRH Medical Corporation
Suite 578 – 999 Canada Place
World Trade Center
Vancouver, BC V6C 3E1

Item 2:	Date of Material Change

November 25, 2015

Item 3:	News Release

A news release was issued November 25, 2015.

Item 4:	Summary of Material Change

CRH Medical Corporation entered into an agreement with the Bank of Nova Scotia for a US$33M Senior Secured Revolving Credit Facility.

Item 5:	Full Description of Material Change

CRH Medical Corporation (“CRH” or the “Company”) entered into an agreement with the Bank of Nova Scotia (“Scotiabank”) for a US$33M Senior Secured Revolving Credit Facility (the “Facility”).

The Facility will replace existing debt and will be used to assist in the financing of potential future acquisitions. The Facility has initially been used to repay in full CRH’s senior secured credit facility with Knight Therapeutics Inc. (“Knight”) in the amount of US$22M, and to repay an unsecured subordinated loan to the Bloom Burton Healthcare Structured Lending Fund II in the amount of US$2M. The interest rate on the loans repaid was 10% and 12%, respectively. The Company’s outstanding indebtedness to Crown Capital Partners (“Crown”) in the amount of CAD$22.5M will remain in place. CRH plans to use the Facility as a revolving facility, keeping cash balances low to further reduce interest expense. The approximate financing expense savings for 2016 is expected to be US$2.5M.

The interest for the Facility is calculated using a set formula with a base rate plus 2.5% – 3.0%, depending on the Company’s total debt to EBITDA ratio. Under the Facility, using the current base rate, CRH has an expected total interest cost of approximately 3.5% per annum. The Facility matures on April 30, 2018 and is self-amortizing with fixed quarterly repayments of approximately 5% of the outstanding balance each quarter.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Edward Wright, Chief Executive Officer
604-633-1440; ext:1008

Item 9:	Date of Report

December 4, 2015.